SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer

INVESTOR DAY

ambev 2022

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in Investor's Day 2022 event. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein. Statements contained in this presentation may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this presentation that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

PERSONAL PRESENTATION


Direito - 1892
Ciências do Estado - 2008
UFMG

NAME:
LUCAS LIRA

ROLE:
CFO AMBEV

TIME:
17 YEARS

ambev	2005	Legal Manager HILA / M&A
	2007	Corporate & Compliance Director
	2011	Project Muros (Supply Chain)
	2012	Head of Investor Relations
ABInBev	2014	Finance & M&A Global Director
	2016	Global Legal VP Commercial / M&A
	2017	Global Head of M&A
ambev	2020 - 2022	**CFO Ambev**


Chopp
BRAHMA

BEES

HOW TO MAKE FINANCIAL SENSE OF OUR TRANSFORMATION?

TOPICS FOR TODAY

1.

HOW WE
GOT HERE

2.

ROIC AS
KEY METRIC

3.

VALUE CREATION
IMPROVEMENT
DRIVERS

OUR TRACK RECORD:

GREAT MOMENTUM UNTIL **2015**... SLOWDOWN UNTIL **2019**... REBUILDING MOMENTUM SINCE **2020**...


2002-2004
INTERNATIONAL EXPANSION
2005-2008
ORGANIC GROWTH
2009-2012
PRODUCTIVITY & CASH GENERATION
2013-2015
OPERATIONAL EXCELLENCE
2016-2019
LOSS OF MOMENTUM
2020-2021
TRANSFORMATION JOURNEY
50.3%
31.4%
2,7
3,1
4,5
6,3
7,4
8,8
9,2
10,4
11,7
13,1
15,6
17,5
18,3
22,2
19,5
20,1
21,7
21,1
21,6
22,9
Org. CAGR +17.6%
Org. CAGR +3.3%
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
EBITDA Margin
EBITDA (R$ BN)

Source: Company's published financial statements

HOWEVER, DESPITE MARGIN COMPRESSION SINCE 2016, WE MANAGED TO **SUSTAIN FREE CASH FLOW GENERATION...**

#1 STRONG CASH CONVERSION


67,8%
68,5%
57,2%
56,6%
65,7%
78,9%
67,7%
77,3%
71,0%
76,5%
78,8%
70,0%
67,4%
87,0%
53,5%
78,5%
75,0%
70,9%
74,1%
74,2%
1,8
2,1
2,6
3,6
4,9
6,9
6,2
8,0
8,3
10,1
12,3
12,2
12,3
19,3
10,4
15,8
16,3
15,0
16,0
17,0
Org. CAGR +10.2%
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
FCFF / EBITDA
FCFF (R$ BN)

Source: Bloomberg and Company financial statements for 2003-2007.

HOWEVER, DESPITE MARGIN COMPRESSION SINCE 2016, WE MANAGED TO **SUSTAIN FREE CASH FLOW GENERATION...**


2015
2016
2017
2018
2019
2020
Z-TECH
BEES
menu
Donus

HOWEVER, DESPITE MARGIN COMPRESSION SINCE 2016, WE MANAGED TO **SUSTAIN FREE CASH FLOW GENERATION...**

#2 BUSINESS **KEEPS EVOLVING**


2015
2016
2017
2018
2019
2020
2021
CAPITAL INVESTMENT
ECONOMIC
VALUE
ADDED
RATE OF RETURN
CASHFLOW GENERATED
ROIC > WACC
NOPAT GROWTH
BEES
menu
Donus

AGAINST THIS BACKDROP, WE ESTABLISHED **CLEAR FINANCIAL PRIORITIES...**

2020	2021
PEOPLE	PEOPLE
PROTECT LIQUIDITY	RESOURCE ALLOCATION
RECOVER PROFITABILITY	FINANCIAL DISCIPLINE

... AND THE PATH FORWARD
IS EQUALLY CLEAR

2022

OPTIMIZE OUR BUSINESS

LEAD & GROW THE CATEGORY

DIGITIZE & MONETIZE OUR ECOSYSTEM



PEOPLE

- ENGAGEMENT
- FINANCE AS A PARTNER
- TALENT PIPELINE



FINANCIAL DISCIPLINE

- ZBB MANAGEMENT
- COST EFFICIENCY / PRODUCTIVITY
- WORKING CAPITAL



VALUE CREATION

- DYNAMIC RESOURCE ALLOCATION
- RETURN ON INVESTED CAPITAL
- ECONOMIC PROFIT (EVA)

THE CASE FOR VALUE CREATION


CAPITAL INVESTMENT
ECONOMIC
VALUE
ADDED
RATE OF RETURN
ROIC > WACC
CASHFLOW GENERATED
NOPAT GROWTH

OUR TRACK RECORD THROUGH A ROIC LENS:
THE POWERFUL COMBINATION OF **NOPAT MARGIN** AND **ASSET TURNOVER**...


INVESTMENT
STEP CHANGE
MOMENTUM
DETERIORATION
RECOVERY
1,15
0,72
0,64
0,66
0,78
0,77
0,80
0,95
1,09
1,11
0,95
0,96
1,10
0,98
0,99
0,92
0,87
0,94
1,09
16,1%
13,1%
15,5%
22,0%
32,1%
30,4%
29,0%
31,1%
33,3%
34,0%
35,9%
35,3%
30,3%
36,2%
26,3%
29,2%
26,3%
16,1%
18,5%
18,5%
9,4%
9,8%
14,6%
25,0%
23,4%
23,3%
29,4%
36,2%
37,6%
33,9%
33,8%
34,1%
35,5%
25,9%
26,8%
23,0%
15,2%
20,1%
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Asset Turnover
ROIC (%)
NOPAT Margin

Source: Company figures as reported by Bloomberg (ROIC = NOPAT / (i) INVESTED CAPITAL (i) Equity + Net Debt + Deferred Tax Liabilities, adjusted by one offs) | 2003 – 2007 following published financial statements.

One-offs: (i) 2017 Federal Amnesty (BRL -2.8bn, (ii) 2019-2021 ICMS to PIS/COFINS (BRL +1.1bn, BRL +4.3bn and BRL +1.6bn respectively), 2021 Ruling 962 (BRL +1.0bn). All one-offs were adjusted on Invested Capital on the same basis.

HOW TO STAY ON THE RECOVERY PATH: BUILDING BLOCKS FOR VALUE CREATION...


TOP LINE GROWTH AND
OPTIMIZE CAPITAL ALLOCATION
1.
STRENGTHEN & GROW CORE BUSINESS
2.
SCALE TECH PLATFORMS
3.
DYNAMIC RESOURCE ALLOCATION
ROIC DRIVEN
RESOURCE ALLOCATION
LEVERAGING CORE BUSINESS
CAPABILITIES AND UNPARALLELED ASSETS

INVESTOR DAY GUIDE TO ROIC DRIVERS...

	PRESENTATION	WHAT ARE THE KEY BUILDING BLOCKS?		HOW THEY IMPROVE ROIC: NOPAT MARGIN	HOW THEY IMPROVE ROIC: ASSET TURNOVER
DAY 01	BEES	TOP LINE GROWTH	CUSTOMER ENGAGEMENT	✓	✓
DAY 01	FINTECH	NEW REVENUE STREAMS			✓
DAY 01	LOGISTICS REVOLUTION	SERVICE LEVEL	NEW REVENUE STREAMS	✓	✓
DAY 01	ZÉ DELIVERY	CONSUMER ENGAGEMENT	INCREASE DISTRIBUTION		✓
DAY 01	DRAFTLINE	RETURN ON INVESTMENTS (ROI)		✓	
DAY 01	AMBEV TECH	MAXIMIZE SYNERGIES	CONNECT PLATFORMS		✓
DAY 02	BRAZIL BEER	TOP LINE GROWTH	MARKET SHARE	✓	
DAY 02	BRAZIL NAB	TOP LINE GROWTH	INCREASE DISTRIBUTION	✓	
DAY 02	BRAZIL BEYOND BEER	INCREMENTAL TOP LINE	INNOVATION	✓	✓

BEES DEEP DIVE: VALUE CREATION BY STRENGTHENING BASE BUSINESS + NEW AVENUES OF GROWTH...


BEES

BEES OBJECTIVES

1. ACCELERATE PROFITABLE GROWTH OF OUR CORE BUSINESS

- CUSTOMER CENTRIC
- STRATEGY ROLLOUT
- INVESTMENTS ALLOCATION THROUGH AI

2. UNLOCK, PROFITABLE, NEW BUSINESS OPPORTUNITIES


BEES

HOW IT CREATES VALUE

NOPAT

- NET REVENUE GROWTH
- INCREMENTAL NOPAT

INVESTED CAPITAL

- LIMITED INCREMENTAL INVESTMENTS
- NEGATIVE WORKING CAPITAL CYCLE

CHALLENGE GOING FORWARD: LEVERAGE OPPORTUNITIES TO DRIVE CONSISTENT IMPROVEMENT IN ROIC...

Ambev's ROIC (%) and market comparison from 2003 - 2021


40%
35%
30%
25%
20%
15%
10%
5%
0%
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
ambev
AMBEV
AMBEV (Bloomberg Report non adjusted)
BRAZILIAN CONSUMER GOODS
GLOBAL BREWERS
GLOBAL FMCG
LATAM BEVERAGES
GLOBAL SPIRITS

Source: Bloomberg ROIC data for all peeers and Ambev (Bloomberg) / Ambev figures as reported by Bloomberg (ROIC = NOPAT / (i) INVESTED CAPITAL (i) Equity + Net Debt + Deferred Tax Liabilities, adjusted by one offs) | 2003 – 2007 following published financial statements

One-offs: (i) 2017 Federal Amnesty (BRL -2.8bn, (ii) 2019-2021 ICMS to PIS/COFINS (BRL +1.1bn, BRL +4.3bn and BRL +1.6bn respectively), 2021 Ruling 962 (BRL +1.0bn). All one-offs were adjusted on Invested Capital on the same basis.

HOW TO MEASURE SUCCESS:
OUR FINANCIAL DASHBOARD

	2020	2021	2022			2030
TOP LINE (R$ BN)	58.4	72.9	COMMERCIAL STRATEGY EXECUTION			
EBITDA (R$ BN)	21.6	22.9	CORE BUSINESS TOP LINE GROWTH		SCALE UP NEW BUSINESSES	
EBITDA MARGIN	37.0%	31.4%	OFFSET INFLATION		FINANCIAL DISCIPLINE	
FCFF (R$ BN)	16.0	17.0	WORKING CAPITAL		INVESTED CAPITAL EFFICIENCY	
ROIC	15.2%	20.1%	STRENGHTHEN CORE BUSINESS	SCALE TECH	DYNAMIC RESOURCE ALLOCATION	

2020 — 2021 — 2022 — ... — 2030

INVESTOR DAY

ambev 2022